Filed pursuant to Rule 433
May 26, 2009
Relating to Preliminary Prospectus Supplement dated May 26, 2009 to
Prospectus Dated November 6, 2007
Registration Statement No. 333-147180

MetLife, Inc.
$1,250,000,000
6.75% Senior Notes due 2016
Final Term Sheet
May 26, 2009

Issuer:	MetLife, Inc. (“Issuer”)
Securities:	6.75% Senior Notes due 2016
Aggregate Principal Amount:	$1,250,000,000
Price to the Public:	99.763% of principal amount
Gross Underwriting Discount:	0.45%
Net Proceeds to Issuer, Before Expenses:	$1,241,412,500
Maturity Date:	June 1, 2016
Pricing Date:	May 26, 2009
Settlement Date:	May 29, 2009
Interest Payment Dates:	Semi-annually on June 1 and December 1 of each year
Record Dates:	May 15 and November 15 of each year
First Interest Payment Date:	December 1, 2009
Anticipated Ratings*:	A2 (Moody’s) / A- (S&P) / A (Fitch)
Coupon:	6.75%
Benchmark Treasury:	UST 2.625% due April 30, 2016
Spread to Benchmark Treasury:	T + 375 bps
Benchmark Treasury Price and Yield:	$97.406; 3.043%
Yield to Maturity:	6.793%
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Ranking:	Senior Unsecured
Redemption:	At any time and from time to time (any such date fixed for redemption, an “Optional Redemption Date”) at a redemption price equal to the greater of 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, such Optional Redemption Date and the Make-Whole Redemption Amount calculated as described below.
Make-Whole Redemption Amount:	Means the sum, as calculated by the Premium Calculation Agent, of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of those payments of interest accrued as of such Optional Redemption Date), discounted from their respective scheduled payment dates to the Optional Date of Redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points plus accrued and unpaid interest thereon to, but excluding, such Optional Redemption Date.
CUSIP/ISIN:	59156RAU2 / US59156RAU23

     Capitalization Table: This capitalization table supersedes in its entirety the capitalization table included in the preliminary prospectus supplement dated May 26, 2009.

	At March 31, 2009
	Actual	As Adjusted
	(In millions)
Short-term debt	$5,878	$5,878
Long-term debt (1)	11,042	12,289
Collateral financing arrangements	5,242	5,242
Junior subordinated debt securities	2,691	2,691

Total debt	24,853	26,100

Stockholders’ Equity:
MetLife, Inc.’s stockholders’ equity:
Preferred stock, at par value	1	1
Common stock, at par value	8	8
Additional paid-in capital	16,860	16,860
Retained earnings	21,829	21,829
Treasury stock, at cost	(230)	(230)
Accumulated other comprehensive loss	(15,358)	(15,358)

Total MetLife, Inc.’s stockholders’ equity	23,110	23,110
Noncontrolling interests	319	319

Total capitalization	$48,282	$49,529

(1)	Adjusted for $1,247 million of gross proceeds from the offering of $1,250 million aggregate principal amount of 6.75% Senior Notes due 2016. The related amounts of $5.625 million to be paid as underwriting discount and $0.589 million of other expenses, including legal, accounting and printing fees, will be capitalized and amortized to June 2016.

Joint Bookrunners: (60%)	Barclays Capital Inc. UBS Securities LLC
Joint Lead: (10%)	Wachovia Capital Markets, LLC
Senior Co-Managers: (25%)	ANZ Securities, Inc., BNY Mellon Capital Markets, LLC, Daiwa Securities America Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., Mitsubishi UFJ Securities (USA), Inc., Morgan Stanley & Co. Incorporated, Scotia Capital (USA) Inc., SG Americas Securities, LLC, Standard Chartered Bank, UniCredit Capital Markets, Inc.
Junior Co-Managers: (5%)	Blaylock Robert Van, LLC, Cabrera Capital Markets, LLC, CastleOak Securities, L.P., Guzman & Company, Loop Capital Markets, LLC, Muriel Siebert & Co. Inc., Samuel A. Ramirez & Company, Inc., SBK-Brooks Investment Corp., The Williams Capital Group, L.P., Toussaint Capital Partners, LLC.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The Issuer has filed a registration statement, including a prospectus, and preliminary prospectus supplement, with the U.S. Securities and Exchange Commission (SEC) for the Notes which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the

Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at (888) 227-2275, ext. 2663 or by calling UBS Securities LLC at (877) 827-6444, ext. 561-3884.